Exhibit 23.1

Consent of Ernst & Young, LLP, Independent Auditors

We consent to the reference to our firm under the caption “Experts” in the Proxy Statement that is made part of Amendment No. 1 to the Registration Statement (Form S-4 No. 333-114216) and related Prospectus of The J.M. Smucker Company for the registration of shares of its common stock and to the incorporation by reference therein of our reports dated (a) June 6, 2003 with respect to the consolidated financial statements of The J.M. Smucker Company incorporated by reference in its Annual Report (Form 10-K) for the year ended April 30, 2003 and (b) July 17, 2003 with respect to the related financial statement schedule included therein filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG, LLP

Akron, Ohio

April 29, 2004